

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Via E-Mail
Yuchuan Liu
Chairman and Chief Executive Officer
Sino Gas International Holdings, Inc.
No 18. Zhong Guan Cun Dong St.
Haidan District
Beijing 100083, P.R. China

     Re: Sino Gas International Holdings, Inc.
               Amendment No. 2 to Form 10-K for the
               Fiscal Year Ended December 31, 2012
               Filed January 27, 2014
               Amendment No. 1 to Form 10-Q for the
               Quarterly Period Ended September 30, 2013
               Filed January 27, 2014
               File No. 000-51364

Dear Mr. Liu:

We have reviewed your response dated January 27, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Statements of Income, page F-4

1. We note your response to comment 1 in our letter dated December 31, 2013 and are reissuing our comment, as the change was not made as you indicate in your response.

2. We note your response to comment 2 in our letter dated December 31, 2013 and your revised presentation in your amended Form 10-K on page F-4. It appears you have removed your presentation of net income attributable to non-controlling interest and

replaced it with comprehensive income attributable to non-controlling interest. ASU 220-10-45-5 requires presentation of <u>both</u> net income <u>and</u> comprehensive income attributable to the parent as well as net income <u>and</u> comprehensive income attributable to the non-controlling interest. Please revise to <u>also</u> include net income attributable to the non-controlling interest. Please refer to the illustration of the disclosure at ASC 220-10-55-7.

<u>Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2013</u>

<u>Part I: Financial Information</u>

<u>Consolidated Statements of Stockholders' Equity, page F-4</u>

3. We note your response to comment 3 in our letter dated December 31, 2013. The revised presentation within your Amendment No.1 to Form 10-Q appears to be consistent with that of your Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2012. Please revise to also apply the substance of our comment 2 of this letter pertaining to your Amendment No. 2 to Form 10-K to your Form 10-Q.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Dr. Jiannan Zhang
        Cadwalader, Wickersham & Taft LLP